October 5, 2005
VIA: EDGAR
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
450 Fifth Street, NW
Washington, DC 20549-0308

Attention:	Scott Anderegg, Esq.

RE:	McRae Industries, Inc.
Schedule 13E-3 (File no. 5-34909)
Preliminary Proxy Statement on Schedule 14A (File no. 1-8578)
Ladies and Gentlemen:
     On September 29, 2005 McRae Industries, Inc. (the “Company”), D. Gary McRae and James W. McRae filed Amendment No. 3 to Schedule 13E-3 (SEC file no. 5-34909) and the Company filed Amendment No. 3 to its Preliminary Proxy Statement on Schedule 14A (SEC file no. 1-8578) (the “Filings”). The Filings reflect the changes made in response to the comments in the staff’s comment letters dated July 13, 2005, August 10, 2005, September 9, 2005 and September 26, 2005.
     The Company, D. Gary McRae and James W. McRae (collectively, the “Filings Persons”) hereby certify that:
•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature Page Follows]

SIGNATURES
     The Company certifies that it has authorized this letter to be signed on its behalf by the undersigned, thereunto duly authorized, on October 5, 2005.
McRAE INDUSTRIES, INC.
By: /s/ D. Gary McRae
D. Gary McRae
President
/s/ D. Gary McRae
D. Gary McRae
/s/ James W. McRae
James W. McRae